CHELSEA OIL AND GAS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS


(Unaudited)







     NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4.3 (3) (a), if an auditor has not performed a review of the financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor. The accompanying condensed interim financial statements of Chelsea Oil and Gas Ltd. have been prepared by and are the responsibility of the Company's management and approved by the Board of Directors of the Company. The Company's independent auditor has not performed a review of these condensed financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Consolidated Financial Statements As at and for the three and nine month periods ended September 30, 2013 and 2012

(Unaudited)
--------------------------------------------------------------------------------


Condensed Consolidated Interim Statements of Financial Position              3

Condensed Consolidated Interim Statements of Comprehensive Loss              4

Condensed Consolidated Interim Statements of Changes in Equity               5

Condensed Consolidated Interim Statements of Cash Flows                      6

Notes to the Condensed Consolidated Interim Financial Statements        7 - 26

CHELSEA OIL AND GAS LTD.
Condensed Consolidated Interim Statements of Financial Position


                                     SEPTEMBER 30   DECEMBER 31     JANUARY 1
   AS AT                  NOTES          2013          2012            2012
-------------------------------------------------------------------------------

CURRENT ASSETS
Cash and restricted cash            $     35,502   $      72,120   $     28,551
Accounts Receivable              7        21,458         331,010         28,398
----------------------------------  ------------   -------------   ------------
CURRENT ASSETS                            56,960        403,130         56,949

Restricted cash
Plant, property and
  equipment                      7       211,566         211,566        207,591
Exploration and                  9       418.454         428,154        453,998
evaluation assets               10     9,588,681       9,554,759        508,812
-------------------------------------------------------------------------------
NON-CURRENT ASSETS                    10,218,701      10,194,480      1,170,401

ASSETS                              $ 10,275,661   $  10,597,610   $  1,227,350
================================================================================

LIABILITIES
CURRENT LIABILITIES
  Shareholder loans                 $  3,364,479   $   3,094,646   $    243,500
  Trade and other payables       8       277,091         573,327        100,064
-------------------------------------------------------------------------------
CURRENT LIABILITIES                    3,641,570       3,667,973        343,564

SHAREHOLDERS' EQUITY
Common Stock                          10,548,132      10,534,313      4,116,877
Warrants                        10       105,382            --             --
Contributed Surplus             10       176,752         176,752        176,752
Accumulated deficit             10    (4,196,175)     (3,781,428)    (3,409,843)
-------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY                   6,634,091       6,929,637        883,786

SHAREHOLDERS' EQUITY AND
LIABILITIES                         $ 10,275,661   $  10,597,610   $  1,227,350
================================================================================

GOING CONCERN                    2
SUBSEQUENT EVENT                12

The accompanying notes are an integral part of these condensed consolidated interim financial statements.


CHELSEA OIL AND GAS LTD.
Condensed Consolidated Interim Statements of Comprehensive Loss

                                      3 MONTHS      3 MONTHS     9 MONTHS     9 MONTHS
                                        ENDED         ENDED        ENDED        ENDED
                                      SEPT 30,       SEPT 30,     SEPT 30,     SEPT 20,
FOR THE PERIOD ENDED        NOTES       2013          2012         2013         2012
---------------------------------------------------------------------------------------

REVENUES
Royalty income                     $    10,798   $    6,728   $    38,010   $   58,206
---------------------------------------------------------------------------------------
                                        10,798       16,728        38,010       58,206
EXPENSES
Direct operating costs                   1,824         --          11,236          252
General and administrative              12,198       33,206        49,388      158,889
Share-based compensation      11          --           --         105,382        --
Depletion                      9         5,100        6,100         9,700       18,300
---------------------------------------------------------------------------------------
                                        (8,324)     (22,578)     (137,696)    (119,235)
OTHER INCOME (EXPENSE)
Interest income                           --          2,571          --          8,227
Interest expense               8      (190,293)      (1,176)     (274,132)     (29,022)
---------------------------------------------------------------------------------------
Loss before income taxes              (198,617)     (21,183)     (411,828)    (140,030)
Current income tax expense               1,228          399         2,919       10,729

NET LOSS FOR THE YEAR                 (199,845)     (21,582)     (414,747)    (150,759)
---------------------------------------------------------------------------------------

Foreign currency
translation adjustment                   --           --            --           (242)
---------------------------------------------------------------------------------------
TOTAL COMPREHENSIVE LOSS
FOR THE YEAR                       $  (199,845)  $  (21,582)  $  (414,747)  $ (151,001)
---------------------------------------------------------------------------------------

BASIC AND DILUTED                  $     (0.00)  $    (0.00)  $     (0.01)  $    (0.00)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
                                                                               4

CHELSEA OIL AND GAS LTD.
Condensed Consolidated Interim Statements of Changes in Equity

                                                  SEPTEMBER 30     DECEMBER 31
AS AT                            NOTES                2013             2012
--------------------------------------------------------------------------------

                                 11
SHARE CAPITAL
Balance, beginning of period                    $  10,534,313   $   4,116,877
Issued to acquire oil and gas
properties                                             13,819       4,791,807
Private placement for cash                               --         1,915,684
Share issue costs                11                      --          (290,054)
--------------------------------------------------------------------------------
Balance, end of period                             10,548,132      10,534,313

WARRANTS
Balance, beginning of period                              --              --
Granted                          11                   105,382             --
--------------------------------------------------------------------------------
Balance, end of period                                105,382             --


CONTRIBUTED SURPLUS
Balance, beginning of period                          176,752         176,752
Share-based compensation                                  --              --
--------------------------------------------------------------------------------
Balance, end of period                                176,752         176,752

ACCUMULATED DEFICIT                                (3,781,428)     (3,560,602)
Balance, beginning of period
Loss for the period                                  (414,747)       (150,759)
--------------------------------------------------------------------------------
Balance, end of period                             (4,196,175)     (3,711,361)
--------------------------------------------------------------------------------
TOTAL EQUITY                                    $   6,634,091   $   6,999,704
================================================================================

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CHELSEA OIL AND GAS LTD.
Condensed Consolidated Interim Statements of Cash Flow

                               3 MONTHS       3 MONTHS    9 MONTHS     9 MONTHS
                                 ENDED         ENDED        ENDED        ENDED
                               SEPT 30,       SEPT 30,     SEPT 30,     SEPT 20,
FOR THE PERIOD ENDED             2013         2012          2013         2012
--------------------------------------------------------------------------------

NET LOSS FOR THE PERIOD     $ (199,845)  $   (21,582)  $ (414,747)  $  (151,001)
Items not affecting cash
   Depletion                     5,100         6,100        9,700        18,300
   Stock-based compensation       --            --        105,382          --
--------------------------------------------------------------------------------
Cash flow from operations     (194,745)      (15,482)    (299,665)     (132,701)

Changes in receivables          11,698        (6,784)     309,552         1,745
Changes in payables            268,597      (126,185)     (26,403)       54,224
--------------------------------------------------------------------------------
                                85,550      (148,451)     (16,516)      (76,732)

FINANCING ACTIVITIES
Issuance of shares
(net of issue costs)              --            --           --       1,625,630

INVESTING ACTIVITIES
Net exploration and
evaluation expenditure          (9,982)     (769,498)     (20,102)     (769,498)
Acquisition of oil and gas
interests                         --         (84,519)        --        (531,374)
--------------------------------------------------------------------------------
                                (9,982)     (854,017)     (20,102)   (1,300,872)
Increase (Decrease) in cash     75,567    (1,002,468)     (36,618)      248,026
Cash, beginning of period      (40,066)    1,279,045       72,120        28,551
--------------------------------------------------------------------------------
CASH, END OF PERIOD         $   35,502   $   276,577   $   35,502   $   276,577
================================================================================

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CHELSEA OIL AND GAS LTD.

Notes  to  the Condensed Consolidated Interim Financial Statements
AS AT AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013
AND 2012
(UNAUDITED)

--------------------------------------------------------------------------------

1. REPORTING ENTITY:

     Australian-Canadian Oil Royalties Ltd. was incorporated April 28, 1997 in Vancouver, British Columbia, Canada. On September 27, 2013 Australian-Canadian Oil Royalties Ltd. was continued into the province of Alberta. On October 1, 2013, Australian-Canadian Oil Royalties Ltd. amalgamated with International TME Resources Inc. and was renamed Chelsea Oil and Gas Ltd. ("Chelsea" or the "Company"). The address of the Company's head office is 3200, 500-4th Ave SW, Calgary, AB Canada.

     The consolidated financial statements of the Company for the three and nine month periods ended September 30, 2013 comprise the Company and two wholly owned subsidiaries: Cooper-Eromanga Oil Inc., Chelsea Oil Australia Pty., and its 20% of Cooper Basin Oil and Gas Inc.

     Its primary business plan is the exploration and development of the Company's working interest properties in Australia. The Company also holds and acquires and sells overriding royalty Interests in Australia. Current primary income sources are royalties earned on overriding royalty interests held by the Company. These consolidated financial statements are prepared in U.S. dollars.

2. GOING CONCERN:

     The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company's properties are principally in the exploration and development stage and, as a result, the Company has minimal sources of operating cash flow. The continued exploration and development of the Company's properties depends on the ability of the Company to obtain financing. At September 30, 2013, the Company has minimal sources of operating cash flow and an accumulated deficit of $4.1 million. At September 30, 2013 the Company has a working capital deficit of $3.6 million. These conditions cast doubt on the Company's ability to continue as a going concern.

     If the Company's exploration programs are successful, additional funds will be required to develop the Company's properties and to place them into commercial production. The only source of future funds presently available to the Company is through the issuance of share capital, or by the sale of an interest in any of its working and royalty interests in whole or in part. The ability of the Company to arrange such financing or sale of an interest in the future will depend in part upon the prevailing market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company or at all. If additional financing is raised through the issuance of shares, control of the Company may change and shareholders may suffer dilution. If adequate financing is not available, the Company may be required to delay, reduce the scope of, or eliminate one or more exploration activities or relinquish rights to certain of its interests.

     The amounts shown as plant, property and equipment and exploration and evaluation costs represent acquisition costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for plant, property and equipment and exploration and evaluation costs is dependent upon the discovery of economically recoverable plant, property and equipment and exploration and evaluation costs reserves, securing and maintaining title

CHELSEA OIL AND GAS LTD.

Notes  to  the Condensed Consolidated Interim Financial Statements
AS AT AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013
AND 2012
(UNAUDITED)

--------------------------------------------------------------------------------

     and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its plant, property and equipment and exploration and evaluation costs, and on future profitable production or proceeds from the disposition of the plant, property and equipment and exploration and evaluation interests. The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. The appropriateness of the going concern basis is dependent upon the events and circumstance outlined above.

3. BASIS OF PREPARATION:

     a) STATEMENT OF COMPLIANCE:

     The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"). This is the first reporting period in which the Company has prepared its financial statements under IFRS and the comparative information has been restated from USGAAP to comply with IFRS. In these financial statements, the term USGAAP refers to United States GAAP before the adoption of IFRS. Reconciliations to IFRS from the previously published USGAAP financial statements are shown in note 13.

     The Company's significant accounting policies under IFRS are presented in note 3. These policies have been retrospectively and consistently applied except where specific exemptions permitted an alternative treatment upon transition to IFRS in accordance with IFRS 1, First-time Adoption of IFRS. The impact of the new standards, including reconciliations presenting the change from previous GAAP to IFRS as at January 1, 2012, and as at and for the year ended December 31, 2012, is presented in note 13.

     The consolidated financial statements were approved and authorized for issuance by the Board of Directors on November 28, 2013.

     b) BASIS OF MEASUREMENT:

     The consolidated financial statements have been prepared on the historical cost basis.

c) FUNCTIONAL AND PRESENTATION CURRENCY:

     These consolidated financial statements are expressed in US dollars, which is the Company's functional currency and the functional currency of its wholly owned subsidiary Cooper-Eromanga Oil Inc. The Company's wholly owned subsidiary Chelsea Oil Australia Pty has a functional currency of Australian dollars.

d) USE OF ESTIMATES AND JUDGMENTS:

     The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and use judgment regarding the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future periods could require a material change in the financial statements. Accordingly, actual results may differ from the estimated amounts as future confirming events occur. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are as follows:

CHELSEA OIL AND GAS LTD.

Notes  to  the Condensed Consolidated Interim Financial Statements
AS AT AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013
AND 2012
(UNAUDITED)

--------------------------------------------------------------------------------


     RECOVERABILITY OF ASSET CARRYING VALUES

     The recoverability of development and production asset carrying values are assessed at a cash generating unit ("CGU") level. Determination of what constitutes a CGU is subject to management judgments. The asset composition of a CGU can directly impact the recoverability of the assets included therein. The key estimates used in the determination of cash flows from oil and natural gas reserves include the following:

     i) Reserves - Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated. The Company has obtained an independently evaluated reserves report which is complaint with the Canadian Securities Administrators National Instrument 51-101:
          Standards for Disclosure for Oil and Gas Activities.

     ii) Oil and natural gas prices - Forward price estimates are used in the cash flow model. Commodity prices can fluctuate for a variety of reasons including supply and demand fundamentals, inventory levels, exchanges rates, weather, and economic and geopolitical factors.

     iii) Discount rate - The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate industry peer group weighted average cost of capital. Changes in the general economic environment could result in significant changes to this estimate.

     DEPLETION AND DEPRECIATION

     Amounts recorded for depletion and depreciation and amounts used for impairment calculations are based on estimates of total proved and probable petroleum and natural gas reserves and future development capital. By their nature, the estimates of reserves, including the estimates of future prices, costs and future cash flows, are subject to measurement uncertainty. Accordingly, the impact to the consolidated financial statements in future periods could be material.

     DECOMMISSIONING OBLIGATIONS

     Amounts recorded for decommissioning obligations and the related accretion expense requires the use of estimates with respect to the amount and timing of decommissioning expenditures. Actual costs and cash outflows can differ from estimates because of changes in laws and regulations, public expectations, market conditions, discovery and analysis of site conditions and changes in technology. Other provisions are recognized in the period when it becomes probable that there will be a future cash outflow.

     SHARE BASED COMPENSATION

     Compensation costs recognized for share based compensation plans are subject to the estimation of what the ultimate payout will be using pricing models such as the Black-Scholes model which is based on significant assumptions such as volatility, dividend yield and expected term. Several compensation plans are also performance based and are subject to management's judgment as to whether or not performance criteria will be met.

     DEFERRED TAXES

     Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. As such income taxes are subject to measurement uncertainty. Deferred income tax assets are assessed by management at the end of the reporting period to determine the likelihood that they will be realized from future taxable earnings.

CHELSEA OIL AND GAS LTD.

Notes  to  the Condensed Consolidated Interim Financial Statements
AS AT AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013
AND 2012
(UNAUDITED)

--------------------------------------------------------------------------------

4. SIGNIFICANT ACCOUNTING POLICIES:

     The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by the Company and its subsidiaries. Certain comparative amounts have been reclassified to conform with the current period's presentation.

     a) BASIS OF CONSOLIDATION:

     (i) SUBSIDIARIES:

     Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

     The acquisition method of accounting is used to account for acquisitions of subsidiaries and assets that meet the definition of a business under IFRS. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their recognized amounts (generally fair value) at the acquisition date. The excess of the cost of acquisition over the recognized amounts of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, a bargain purchase gain is recognized immediately in the consolidated statement of loss.

     (ii) JOINTLY CONTROLLED OPERATIONS AND JOINTLY CONTROLLED ASSETS:

     The Company's oil and natural gas activities involve jointly controlled assets. The consolidated financial statements include the Company's share of these jointly controlled assets and a proportionate share of the relevant revenue and related costs.

     (iii) TRANSACTIONS ELIMINATED ON CONSOLIDATION:

     Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions are eliminated in preparing the consolidated financial statements.

     b) FOREIGN CURRENCY:

     i) Transactions in foreign currencies are generally translated to Canadian dollars at the average exchange rate for the period. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the period end exchange rate. Foreign currency differences arising on translation are recognized in earnings in the period in which they arise.

CHELSEA OIL AND GAS LTD.

Notes  to  the Condensed Consolidated Interim Financial Statements
AS AT AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013
AND 2012
(UNAUDITED)

--------------------------------------------------------------------------------

     ii) Assets and liabilities of the Company's Australian operations are translated into US dollars at period end exchange rates while revenues and expenses are translated using average rates for the period. Gains and losses from the translation are deferred and included in accumulated other comprehensive income ("AOCI").

     c)   FINANCIAL INSTRUMENTS:

     (i)  NON-DERIVATIVE fiNANCIAL INSTRUMENTS:

     Non-derivative financial instruments comprise cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. Non-derivative financial instruments are recognized initially at fair value. Subsequent to initial recognition non-derivative financial instruments are measured as described below. Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

     Financial assets and liabilities are offset and the net amount is reported when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

     Cash and cash equivalents:


     Cash and cash equivalents are comprised of cash on hand, term deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are designated as loans and receivables.

     Financial assets at fair value through profit or loss:

     An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company's risk management or investment strategy. Upon initial recognition attributable transaction costs are recognized in profit or loss when incurred. Financial instruments are measured at fair value and changes therein are recognized in profit or loss.

     Other:

     Other non-derivative financial instruments, such as account receivable and accounts payable, are measured at amortized cost using the effective interest method, less any impairment losses for financial assets.

     (ii) EQUITY INSTRUMENTS:

     Equity instruments including common shares, options and warrants are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects, if any.

CHELSEA OIL AND GAS LTD.

Notes  to  the Condensed Consolidated Interim Financial Statements
AS AT AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013
AND 2012
(UNAUDITED)

--------------------------------------------------------------------------------

     d) PROPERTY, PLANT AND EQUIPMENT AND EXPLORATION AND EVALUATION ASSETS:

     (i) RECOGNITION AND MEASUREMENT:

     DEVELOPMENT AND PRODUCTION ("D&P") COSTS:


     Property, plant and equipment is stated at cost, less accumulated depletion and depreciation and accumulated impairment losses.

     The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of any decommissioning obligation, if any, and, for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

     Expenditures on major maintenance, inspections or overhauls are capitalized when the item enhances the life or performance of an asset above its original standard. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred. Where an asset or part of an asset that was separately depreciated is replaced and it is probable that future economic benefits associated with the item will flow to the Company, the expenditure is capitalized and the carrying amount of the replaced asset is derecognized. Inspection costs associated with major maintenance programs are capitalized and amortized over the period to the next inspection. All other maintenance expenditures are expensed as incurred.

     General and administrative costs associated with property acquisition development activities are capitalized.

     Exploration and evaluation costs transferred into D&P costs on the basis outlined below.

     EXPLORATION AND EVALUATION EXPENDITURES:


     Pre-licence costs are recognized in the statement of loss as incurred.

     Exploration and evaluation expenditures, including the costs of acquiring licences and directly attributable general and administrative costs, geological and geophysical costs, other direct costs of exploration (drilling, trenching, sampling and evaluating the technical feasibility and commercial viability of extraction) and appraisal are accumulated and capitalized as exploration and evaluation ("E&E") assets.

     On a quarterly basis, a review of any areas classified and accounted for as E&E is performed to determine whether enough information exists to make a determination of the technical feasibility and commercial viability of the area. Where appropriate, review may indicate that an area should be further sub-divided due to a significant portion having been explored whilst a significant undeveloped portion with different traits (i.e. different zone, technical approach, play type, etc.) remains that requires additional E&E activities to arrive at the point where it can be assessed for technical feasibility and commercial viability.

CHELSEA OIL AND GAS LTD.

Notes  to  the Condensed Consolidated Interim Financial Statements
AS AT AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013
AND 2012
(UNAUDITED)

--------------------------------------------------------------------------------

     The assessment of technical feasibility and commercial viability is performed on an area level basis unless further sub-division is merited. Depending on the extent and complexity of the prospective play, many wells may need to be drilled and potentially significant E&E costs accumulated prior to obtaining enough information to make the determination of technical feasibility and commercial viability possible. E&E costs are not amortized prior to the conclusion of appraisal activities. At the completion of appraisal activities, if technical feasibility is demonstrated and commercial reserves are discovered, then, the carrying value of the relevant E&E asset will be reclassified as a development and production ("D&P") asset into the cash generating unit ("CGU") to which it relates, but only after the carrying value of the relevant E&E asset has been assessed for impairment, and where appropriate, its carrying value adjusted. Typically, technical feasibility and commercial viability of extracting a mineral resource is considered to be demonstrable when proven or probable reserves are determined to exist. However, if the Company determines the area or portion thereof is not technically feasible and commercially viable, accumulated E&E costs are expensed.

     (ii) DEPLETION AND DEPRECIATION:

     The net carrying value of development and production assets is depleted using the unit of production method by reference to the ratio of production in the year to the related proven and probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. These estimates are reviewed by independent reserve engineers at least annually. Natural gas reserves are converted to barrels of oil equivalent based on relative energy content of 6:1.

     For other assets, depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

     The estimated useful lives for other assets for the current and comparative years are as follows:

     Office equipment      5 - 12 years
     Fixtures and fittings 5 - 10 years

     Depreciation methods, useful lives and residual values are reviewed at each reporting date.

     iii) SUBSEQUENT COSTS:

     Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property, plant and equipment are recognized as oil and natural gas interests only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in earnings as incurred. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the periodic servicing of property, plant and equipment are recognized in earnings as incurred.

     e) IMPAIRMENT:

     (i) FINANCIAL ASSETS:

     A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

CHELSEA OIL AND GAS LTD.

Notes  to  the Condensed Consolidated Interim Financial Statements
AS AT AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013
AND 2012
(UNAUDITED)

--------------------------------------------------------------------------------

     An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

     All impairment losses are recognized in profit or loss. An impairment loss is reversed when there is a significant change in the underlying estimates or other objective evidence. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

     (ii) NON-fiNANCIAL ASSETS:

     Exploration and evaluation costs are tested for impairment when reclassified to D&P assets or whenever facts and circumstances indicate potential impairment. Exploration and evaluation assets are tested separately for impairment. An impairment loss is recognized for the amount by which the exploration and evaluation expenditure's carrying amount exceeds its recoverable amount.

     Values of D&P assets are reviewed for impairment when indicators of such impairment exist. If any indication of impairment exists an estimate of the asset's recoverable amount is calculated. Assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets (the "cash generating unit" or "CGU"). The recoverable amount of an asset or CGU is the greater of its fair value less costs to sell and its value in use. Where the carrying amount of an asset group exceeds its recoverable amount, the asset group is considered impaired and is written down to its recoverable amount. An impairment loss is charged to the statement of loss.

     In assessing value in use, the estimated future cash flows are adjusted for the risks specific to the asset group and are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money. Fair value less costs to sell is generally determined at the current market bid price, when an active market exists. The intent is that this represents what a market participant would pay to acquire control of the CGU.

     For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

     f)  BUSINESS COMBINATIONS:

     The acquisition method of accounting is used to account for acquisitions of subsidiaries and assets that meet the definition of a business under IFRS. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. The recognized amount of identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured mostly at fair value at the acquisition date. The excess of the cost of acquisition over the recognized amount of identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of acquisition is less than the recognized amount of the net assets of the subsidiary acquired, the difference is recognized immediately in earnings.

CHELSEA OIL AND GAS LTD.

Notes  to  the Condensed Consolidated Interim Financial Statements
AS AT AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013
AND 2012
(UNAUDITED)

--------------------------------------------------------------------------------

     g) INVENTORY:

     Crude oil inventory consists of amounts produced and in storage tanks or in transit, and is recorded at the lower of the average cost of production and estimated net realizable value. Net realizable value is the estimated selling price in the normal course of business less applicable selling expenses.

     h) SHARE BASED PAYMENTS:

     The grant date fair value of equity-settled options granted to employees is recognized as stock-based compensation expense, with a corresponding increase in contributed surplus over the vesting period. Each tranche granted is considered a separate grant and is fair valued independently. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest.

     i)  PROVISIONS:

     A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an out flow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognized for future operating losses.

     DECOMMISSIONING OBLIGATIONS:

     The Company's activities can give rise to dismantling, decommissioning and site disturbance re-mediation activities. Provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

     Decommissioning obligations are measured at the present value of management's best estimate of expenditure required to settle the present obligation at the statement of financial position date. Subsequent to the initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

     The increase in the provision due to the passage of time is recognized as finance costs whereas increases/decreases due to changes in the estimated future cash flows are capitalized. Actual costs incurred upon settlement of the asset retirement obligations are charged against the provision to the extent the provision was established.

     j) REVENUE:

     Revenue from the sale of oil and natural gas is recorded when the significant risks and rewards of ownership of the product is transferred to the buyer which is usually when legal title passes to the external party. This is generally at the time product enters the pipeline or delivered to the refinery. Revenue is measured net of discounts, customs duties and royalties.

     Tariffs and tolls charged to other entities for use of pipelines and facilities owned by the Company are recognized as revenue as they accrue in accordance with the terms of the service or tariff and tolling agreements.

     Royalty income is recognized as it accrues in accordance with the terms of the overriding royalty agreements. Interest income is recognized as it is earned.

CHELSEA OIL AND GAS LTD.

Notes  to  the Condensed Consolidated Interim Financial Statements
AS AT AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013
AND 2012
(UNAUDITED)

--------------------------------------------------------------------------------
     k)  FINANCE INCOME AND EXPENSES:

     Finance expense comprises interest expense on borrowings, accretion of the discount on provisions and transaction costs.

     Borrowing costs incurred for the construction of qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. All other borrowing costs are recognized in profit or loss using the effective interest method.

     Finance income is recognized as it accrues in profit or loss, using the effective interest method.

     l) EARNINGS PER SHARE:

     Basic earnings per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as options granted to employees. The calculation assumes that the proceeds on exercise of options are used to repurchase shares at the current market price.

     ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED:

     The Company has reviewed the following new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company's financial statements:

     a) IFRS-9 FINANCIAL INSTRUMENTS:

     The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement with IFRS-9 Financial Instruments. IFRS 9 will be published in three phases, of which the first phase has been published.

     The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has two classification categories: amortized cost and fair value.

     The Company intends to adopt IFRS 9 in its financial statements for the annual period beginning on January 1, 2015. The impact of the adoption of IFRS 9 has not yet been determined.

     b) JOINT ARRANGEMENTS, CONSOLIDATION AND DISCLOSURES:

     (i) IFRS-10 Consolidated Financial Statements replaces IAS-27 Consolidation and Separate Financial Statements and SIC -12 Consolidation - Special Purpose Entities. This standard provides a single model to be applied in control analysis for all investees including special purpose entities.


     (ii) IFRS-11 Joint Arrangements replaces IAS 31 Interest in Joint Ventures and SIC 13 Jointly Controlled Entities - Non - Monetary Contributions by Venturers. IFRS 11 divides joint arrangements into two types, joint operations and joint ventures. Under a joint operation, parties have rights to the assets and obligations for the liabilities on the arrangement and account for their shares share of the assets, liabilities, revenues and expenses. Under a joint venture, parties have the rights to the net assets of the arrangement and account for the arrangement as an investment using the equity method.

CHELSEA OIL AND GAS LTD.

Notes  to  the Condensed Consolidated Interim Financial Statements
AS AT AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013
AND 2012
(UNAUDITED)

--------------------------------------------------------------------------------

     (iii) IFRS-12 Disclosures of Interests in Other Entities, combines in a single standard the disclosure requirements for subsidiaries, associates and joint arrangements as well as unconsolidated structured entities.

     The above standards are effective for annual periods beginning on or after January 1, 2013 and must be adopted concurrently. The Company is currently assessing the expected impact, if any, that the adoption of these standards will have on its financial statements.

     (c) FAIR VALUE MEASUREMENT:

     In May 2011, the IASB issued IFRS-13 Fair Value Measurement, which provides a consistent and less complex definition of fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

     (d) PRESENTATION OF ITEMS OF OTHER COMPREHENSIVE INCOME:

     In June 2011, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements" ("IAS 1") requiring companies to group items presented within OCI based on whether they may be subsequently reclassified to profit or loss. This amendment to IAS 1 was effective for the Company on January 1, 2012 with full retrospective application. The adoption of this amendment did not have a material impact on the Company's financial statements.

5. DETERMINATION OF FAIR VALUES:

     The Company's financial instruments recognized in the statement of financial position consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair value due to their short terms to maturity. The Company does not have any financial assets that are subject to the fair value hierarchy.

     a) Property, plant and equipment and intangible exploration assets:

     The fair value of property, plant and equipment recognized in a business combination, is based on market values. The market value of property, plant and equipment is the estimated amount for which property, plant and equipment could be exchanged on the acquisition date between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of oil and natural gas interests (included in property, plant and equipment) and intangible exploration assets is estimated with reference to the discounted cash flows expected to be derived from oil and natural gas production based on externally prepared reserve reports. The risk-adjusted discount rate is specific to the asset with reference to general market conditions.

CHELSEA OIL AND GAS LTD.

Notes  to  the Condensed Consolidated Interim Financial Statements
AS AT AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013
AND 2012
(UNAUDITED)

--------------------------------------------------------------------------------

     The market value of other items of property, plant and equipment is based on the quoted market prices for similar items.

     b) Stock options and warrants:

     The fair value of employee stock options is measured using a Black Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility based on weighted average historic volatility adjusted for changes expected due to publicly available information, weighted average expected life of the instruments based on historical experience and general option holder behaviour, expected dividends, and the risk-free interest rate.

6. FINANCIAL RISK MANAGEMENT:

     Overview:

     The Company's activities expose it to a variety of financial risks that arise as a result of its exploration, development, production, and financing activities such as:

     o    Credit risk
     o    Liquidity risk
     o    Market risk

     This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

     The Board of Directors oversees managements' establishment and execution of the Company's risk management framework. Management has implemented and monitors compliance with risk management policies. The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company's activities.

     a) CREDIT RISK:

     The Company is exposed to credit risk in relation to its cash and accounts receivable. The Company maintains cash with highly rated international banks and therefore considers these assets to have negligible credit risk.

     Credit risk is the potential financial loss to the Company if a customer is unable to meet its contractual obligations and arises principally from the Company's accounts receivables. The Company's accounts receivable is comprised of:

            [ ] Overriding royalty payments
            [ ] Customers
            [ ] Joint venture partners

     The Company's accounts receivable are with overriding royalty owners, customers and joint venture partners who are in the petroleum and natural gas business and are subject to normal credit risks. Concentration of credit risk is mitigated by marketing production to purchasers under normal industry sale and payment terms. The Company routinely assesses the financial strength of its customers and joint venture partners. The Company's maximum exposure to credit risk relates to its cash and cash equivalents and accounts receivable.

CHELSEA OIL AND GAS LTD.

Notes  to  the Condensed Consolidated Interim Financial Statements
AS AT AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013
AND 2012
(UNAUDITED)

--------------------------------------------------------------------------------

     ACCOUNTS RECEIVABLE:

     All of the Company's operations are conducted in Canada. The Company's exposure to credit risk is influenced mainly by the individual characteristics of each counter party. The Company expects to collect the outstanding receivables in the normal course of operations. As at September 30, 2013 the Company's trade and other receivables are current and due within 90 days.

     CASH AND CASH EQUIVALENTS:

     The Company limits its exposure to credit risk by only investing in liquid securities and only with highly rated counterparties. The Companies cash and cash equivalents are currently held by banks with AA or equivalent credit ratings or better. Given these credit ratings, management does not expect any counterparty to fail to meet its obligations.

     b) LIQUIDITY RISK:

     Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

     Typically the Company ensures that it has sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters and political unrest. To achieve this objective, the Company prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary.

     As at September 30, 2013 the Company's financial liabilities being accounts payable and accrued liabilities are due within one year.

     c) MARKET RISK:

     Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices and interest rates will affect the Company's net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

     INTEREST RATE RISK:

     Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company has no exposure to interest rate risk since short-term deposits are earning interest at the prevailing short term deposit rate.

CHELSEA OIL AND GAS LTD.

Notes  to  the Condensed Consolidated Interim Financial Statements
AS AT AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013
AND 2012
(UNAUDITED)

--------------------------------------------------------------------------------

     COMMODITY PRICE RISK:

     Commodity price risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in commodity prices. Petroleum and natural gas prices are impacted by not only the relationship between the Canadian and US dollar but also world economic events that dictate the levels of supply and demand.

     The Company has completed its first year of commercial operations, and at this time production from its oil and gas properties are not sufficient to justify the utilisation of financial instruments including derivatives, or physical instruments including forward sales contracts. The Company will continually evaluate its exposure to commodity price risks, and if production and associated revenues increase, the Company will consider the use of derivatives and other instruments to mitigate its risk exposure.

     d) CAPITAL MANAGEMENT:

     The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and to maintain a flexible capital structure which will allow it to pursue the development of its oil and gas properties. Therefore, the Company monitors the level of risk incurred in its oil and gas property expenditures relative to its capital structure. The Company considers its capital structure to include working capital and shareholders' equity. The Company monitors its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

     The Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to any capital restrictions.

7. CASH AND CASH EQUIVALENTS:

     At September 30, 2013 the Company held cash and cash equivalents of $0.247 million (2012 - $0.283 million). Cash at banks earn interest at floating rates based on daily bank deposit rates. Short term deposits are made for varying periods of between one day and three months, depending on the cash requirements of the Company, and earns interest at the respective short term deposit rates. At September 30, 2013, the Company held all of its cash in cash at banks and did not hold any short term instruments.

     Restricted cash is cash held on deposit with a chartered Australian bank which will be returned to the Company when it satisfies the capital commitments pertaining to the license.

8. SHAREHOLDER LOANS:

     Concurrent with the acquisition of the assets in the Surat Basin in Australia, on March 1, 2012 the Company agreed to pay the vendors $3.0 million within 12 months and 8.5 million shares of the Company. The loan was non-interest bearing and was recorded at net present value of $2,770,084 and is secured by the Surat assets. At December 31, 2012 the net present value of the loan was $2,960,396. On March 25, 2013, the Company agreed to amend the terms of the loan so that interest would accrue at 8% per annum, with interest accrued from September 1, 2012.

CHELSEA OIL AND GAS LTD.
Notes to the Condensed Consolidated Interim Financial Statements AS AT AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012 (UNAUDITED)

--------------------------------------------------------------------------------
     During 2011, the Company borrowed $218,500 from two stockholders to fund the deposit for one of its exploration concessions in Australia. In the third quarter of 2012, $109,250 plus accrued interest of $6,958 was repaid. The remaining balance of $134,250 accrues interest at 12% per annum.

9.   PROPERTY, PLANT AND EQUIPMENT:

     Cost or deemed cost
     --------------------------------------------------------------------------------
     BALANCE AT JANUARY 1, 2012, DECEMBER 31, 2012 AND SEPTEMBER 30, 2012    $938,575
     --------------------------------------------------------------------------------

     Accumulated depletion, depreciation and impairment costs
     --------------------------------------------------------------------------------
     BALANCE AT JANUARY 1, 2012                                              $484,575
     Depletion and depreciation expense                                        25,844
     --------------------------------------------------------------------------------
     BALANCE AT DECEMBER 31, 2012                                             510,419
     Depletion and depreciation expense                                         9,700
     --------------------------------------------------------------------------------
     BALANCE AT SEPTEMBER 30, 2013                                           $520,119
     --------------------------------------------------------------------------------

     Net book value
     --------------------------------------------------------------------------------
     As at January 1, 2012                                                   $452,915
     As at December 31, 2012                                                  428,154
     AS AT SEPTEMBER 30, 2013                                                $418,454
     --------------------------------------------------------------------------------


     At September 30, 2013, the Company's property, plant and equipment is comprised primarily of its overriding royalty interests. These interests are currently the Company's only revenue generating asset.

     IMPAIRMENT TEST:

     At September 30, 2013, the Company conducted an impairment test of its property plant and equipment and concluded that no impairment was required.

10.  EXPLORATION AND EVALUATION ASSETS:

       -------------------------------------------------------------------------
       BALANCE AT JANUARY 1, 2012                                     $  508,812
       Acquisitions                                                    7,852,556
       Additions                                                       1,193,392
       -------------------------------------------------------------------------
       BALANCE AT DECEMBER 31, 2012                                    9,554,760
       Additions                                                          33,921
       BALANCE AT SEPTEMBER 30, 2013                                  $9,588,681
       -------------------------------------------------------------------------

     Intangible exploration and evaluation assets consist of the Company's exploration projects which are pending the determination of proven or probable reserves, or pending the decision by the Company to elect to proceed with the development of a project.

     On March 1, 2012, the Company completed the acquisition of certain assets in the Surat / Bowen basins in Queensland Australia. These assets have assigned probable reserves, however the underlying wells have been shut-in and are currently not producing. The Company intends to complete a re-pressurization of the fields through water injection, and reactivate the wells. Following the acquisition of additional seismic data, the Company may elect to drill additional wells to define the existing pools and explore new leads. If the re-pressurization project is successful the Company will allocate a portion of its exploration and evaluation costs to property, plant and equipment.

CHELSEA OIL AND GAS LTD.

Notes  to  the Condensed Consolidated Interim Financial Statements
AS AT AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013
AND 2012
(UNAUDITED)

--------------------------------------------------------------------------------


     IMPAIRMENT TEST:

     At September 30, 2013, the Company conducted an impairment test of its property plant and equipment and concluded that no impairment was required.

11. SHARE CAPITAL:

     a) Authorized:

     Unlimited number of common shares with no par value. Unlimited number of preferred shares, of which none have been issued.


     b) Issued and outstanding:

                                                         NUMBER OF
                                                          SHARES            AMOUNT
      -----------------------------------------------------------------------------
      BALANCE, JANUARY 1, 2012                           22,705,680     $ 4,116,877
        Issued to acquire oil and gas properties         21,780,935       4,791,806
        Private placement for cash                        5,473,385       1,915,684
        Share issue costs                                      --          (290,054)
     ------------------------------------------------------------------------------
     BALANCE, DECEMBER 31, 2012                          49,960,000     $10,534,313
      Issued to acquire oil and gas properties               69,095          13,819
     ------------------------------------------------------------------------------
     BALANCE, SEPTEMBER 30, 2013                         50,029,065     $10,548,132
     ------------------------------------------------------------------------------


     On January 9, 2013, at the Company's annual general meeting the authorized common shares available for issue was changed to unlimited. On the same date, Company issued the final 69,095 shares to vendors of the Surat Basin assets which closed on March 1, 2012. The reference price for the shares at the date of issue was $0.20 per share.

c) Stock option plan:

     Pursuant to resolutions of the board of directors of the Company dated January 9, 2013, the Company established a stock option plan for its directors, officers, consultants and employees under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding shares of the Company. At September 30, 2013 no options have been issued under this plan.

d) Warrants:

     On January 9, 2013, the Company issued 3.0 million warrants to directors, officers and consultants. These performance warrants have an exercise price of $0.25 per warrant, but are only exercisable if the share price of the Company exceeds $1.00 per share for ten consecutive trading days, with a minimum of 100,000 shares traded over the same period.

     The fair value of these warrants was estimated to be $105,832 using the Black-Scholes pricing model based on a volatility of 98%, risk-free interest rate of 1.5%, expected life of 2 years and no dividend yield.

                                                        NUMBER OF
                                                        WARRANTS      AMOUNT
     -------------------------------------------------------------------------
     BALANCE, JANUARY 1, 2012 AND DECEMBER 31, 2012         --        $   --
     -------------------------------------------------------------------------
         Issued                                        3,000,000       105,382
     -------------------------------------------------------------------------
     BALANCE, SEPTEMBER 30, 2013                       3,000,000      $105,382
     -------------------------------------------------------------------------

CHELSEA OIL AND GAS LTD.

Notes  to  the Condensed Consolidated Interim Financial Statements
AS AT AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013
AND 2012
(UNAUDITED)

--------------------------------------------------------------------------------
12.  SUBSEQUENT EVENT

     ACQUISITION OF INTERNATIONAL TME RESOURCES INC.

     On October 1, 2013, the Company completed the acquisition of International TME Resources Inc. ("ITME"). Chelsea issued a total of 13,976,542 common shares to acquire all of the issued and outstanding shares of ITME. After giving effect to the acquisition, the Company has 64,005,607 common shares issued and outstanding.

13. EXPLANATION OF TRANSITION TO IFRS:

     These consolidated financial statements for the nine month period ended September 30, 2013 are the Company's first financial statements prepared under IFRS. For all accounting periods prior to this year, the Company prepared its financial statements under USGAAP. In accordance with IFRS 1, certain disclosures relating to the transition to IFRS are given in this note. These disclosures are prepared under IFRS as set out in the basis of presentation in note 3.

     IFRS 1 allows first time adopters to take advantage of a number of voluntary exemptions from the general principal of retrospective restatement. The Company has taken the following exemptions:

     IFRS 2 SHARE BASED PAYMENTS

     The Company has elected to take this exemption and will not apply the standard to vested share-based payment arrangements prior to the transition date of January 1, 2012.

     IFRS 6 FULL COST AS DEEMED COST

     Under the amendments to IFRS 1 made in July 2009, a first-time adopter using full cost accounting under USGAAP may elect to measure oil and gas assets at the date of transition to IFRS on the amount determined under USGAAP.

     IAS 21 CUMULATIVE TRANSLATION DIFFERENCES

     The company has elected to take this exemption, and has reset the foreign currency translation reserve to zero at the transition date.

     RECONCILIATION OF CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012

     There were no transactions which give rise to any material differences between USGAAP and IFRS and accordingly, no reconciliation has been prepared.

     RECONCILIATION OF CONSOLIDATED STATEMENT OF CASHFLOWS

     The reconciling items between USGAAP and IFRS policies have no material impact on the cash flows generated by the Company.

CHELSEA OIL AND GAS LTD.

Notes  to  the Condensed Consolidated Interim Financial Statements
AS AT AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013
AND 2012
(UNAUDITED)

--------------------------------------------------------------------------------

     RECONCILIATION OF EQUITY AS AT JANUARY 1, 2012:

                                                         EFFECT OF
                                                        TRANSITION
AS AT                           NOTES      US GAAP        OF IFRS         IFRS
------------------------------------------------------------------------------

ASSETS
Cash                                 $   236,142   $        --    $    236,142
Accounts receivable                       28,397            --          28,397
------------------------------------------------------------------------------

                                         264,539            --         264,539

Plant, property and equipment    a       962,811         113,131       849,680
Exploration and evaluation
assets                           a          --           113,131      (113,131)
------------------------------------------------------------------------------
                                         962,811            --         962,811
------------------------------------------------------------------------------
TOTAL ASSETS                         $ 1,227,350   $   1,227,350
------------------------------------------------------------------------------

LIABILITIES
CURRENT LIABILITIES
  Accounts Payable and
accrued liabilities                  $   100,064   $        --    $    100,064
  Due to related parties                 243,500            --         243,500
------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share capital                          4,116,877            --       4,116,877
Contributed surplus                      176,752            --         176,752
Accumulated deficit                   (3,409,843)           --      (3,409,843)
------------------------------------------------------------------------------
                                         883,786            --         883,786
------------------------------------------------------------------------------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                 $ 1,227,350   $        --    $  1,227,350
==============================================================================


     EXPLANATION OF THE EFFECT OF THE TRANSITION TO IFRS:

     a) RECLASSIfiCATION OF COST FROM PROPERTY, PLANT AND EQUIPMENT TO EXPLORATION AND EVALUATION ASSETS

     In accordance with IAS 16, IAS 38 and IFRS 6 the Company reallocated certain costs relating to unproved properties from property, plant and equipment to exploration and evaluation assets as a separate line under IFRS.

     Effect - increase exploration and evaluation assets and decrease property plant and equipment $113,131.

CHELSEA OIL AND GAS LTD.

Notes  to  the Condensed Consolidated Interim Financial Statements
AS AT AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013
AND 2012
(UNAUDITED)

--------------------------------------------------------------------------------


     RECONCILIATION OF EQUITY AS AT DECEMBER 31, 2012:


                                                   EFFECT OF
                                                    TRANSITION
AS AT                          NOTES     US GAAP     OF IFRS          IFRS
--------------------------------------------------------------------------------


ASSETS
Cash                                 $   283,686   $      --     $   283,686
Accounts receivable                      331,009          --         331,009
--------------------------------------------------------------------------------
                                         614,695          --         614,695

Plant, property and
equipment                                   --
Exploration and evaluation      a,b    9,990,415    (9,562,259)      428,156
assets                           a          --       9,554,759     9,554,759
--------------------------------------------------------------------------------
                                       9,990,415        (7,500)    9,982,915

--------------------------------------------------------------------------------
TOTAL ASSETS                         $10,605,110   $    (7,500)  $10,597,610
================================================================================


LIABILITIES
CURRENT LIABILITIES
  Accounts Payable and
accrued liabilities                  $   573,327   $      --     $   573,327
  Due to related parties               3,094,646          --       3,094,646
--------------------------------------------------------------------------------
                                       3,667,973          --       3,667,973

SHAREHOLDERS' EQUITY
Share capital                         10,534,313    10,534,313
Contributed surplus                      176,752          --         176,752
Accumulated deficit             a,b   (3,773,928)       (7,500)   (3,781,428)
--------------------------------------------------------------------------------
                                       6,937,137        (7,500)    6,929,637

--------------------------------------------------------------------------------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                 $10,605,110   $    (7,500)  $10,597,610
================================================================================


     EXPLANATION OF THE EFFECT OF THE TRANSITION TO IFRS:

     a) RECLASSIfiCATION OF COST FROM PROPERTY, PLANT AND EQUIPMENT TO EXPLORATION AND EVALUATION ASSETS

     In accordance with IAS 16, IAS 38 and IFRS 6 the Company reallocated certain costs relating to unproved properties from property, plant and equipment to exploration and evaluation assets as a separate line under IFRS.

     Effect - increase exploration and evaluation assets and decrease property plant and equipment $9,554,759.

     b) ACCRUE ADDITIONAL DEPLETION

     Following the reclassification of costs from property, plant and equipment to exploration and evaluation assets, the balance of assets subject to depletion increased, and additional depletion was accrued.

CHELSEA OIL AND GAS LTD.

Notes  to  the Condensed Consolidated Interim Financial Statements
AS AT AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013
AND 2012
(UNAUDITED)

--------------------------------------------------------------------------------


     Effect - Increase accumulated depletion and accumulated deficit by $7,500.

     RECONCILIATION OF CONSOLIDATED COMPREHENSIVE STATEMENT OF LOSS FOR YEAR ENDED DECEMBER 31, 2012:

                                                     EFFECT OF
                                                     TRANSITION
                               NOTES     US GAAP      OF IFRS         IFRS
--------------------------------------------------------------------------------

REVENUES
Royalty income                      $   90,353   $       --     $        90,353
--------------------------------------------------------------------------------

                                        90,353           --              90,353


EXPENSES
Direct operating costs                  11,028           --              11,028
General and administrative             396,848           --             396,848
Depletion                       b       18,344          7,500            25,844
--------------------------------------------------------------------------------

Operating loss                        (355,867)        (7,500)          175,706

OTHER INCOME (EXPENSE)
Interest income                         10,541           --              10,541
Interest expense                       (22,181)          --             (22,181)
--------------------------------------------------------------------------------

Loss before income tax                (347,507)        (7,500)         (355.007)

Current income tax expense             (17,822)          --             (17,822)

NET LOSS FOR THE YEAR               $ (365,329)  $     (7,500)  $      (372,829)
--------------------------------------------------------------------------------

Foreign currency translation
adjustment                               1,244           --               1,244
--------------------------------------------------------------------------------

TOTAL COMPREHENSIVE LOSS FOR
THE YEAR                            $ (364,085)  $     (7,500)  $      (371,585)
================================================================================


     EXPLANATION OF THE EFFECT OF TRANSITION TO IFRS:

     b) ACCRUE ADDITIONAL DEPLETION

     Following the reclassification of costs from property, plant and equipment to exploration and evaluation assets, the balance of assets subject to depletion increased, and additional depletion was accrued.

     Effect - Increase accumulated depletion and accumulated deficit by $7,500.